Exhibit 3


                                                              February 4, 2001


Mr. James Mulva, Chairman & CEO
Phillips Petroleum Company
Phillips Building
Fourth & Keeler
Bartelsville, Oklahoma 74004

Dear Jim:

          This letter sets forth our agreement concerning my employment by Phillips Petroleum Company ("Phillips") after my termination from Tosco Corporation ("Tosco") in conjunction with the merger of Phillips and Tosco. Promptly following the acquisition of Tosco by Phillips, I will be named a Director and Vice Chairman of the Board of Directors of Phillips. I will also simultaneously be appointed Chief Executive Officer of Phillips' Refining, Marketing, and Transportation company (which will combine Tosco and Phillips' RM&T operations). As the CEO of RM&T, I will be paid an annual salary of $800,000 plus benefits and bonus normally associated with a senior executive position with Phillips. I will maintain my current office located in Greenwich, Connecticut through the end of 2001, after which I will make my main office at the company's office complex in Tempe, Arizona. Phillips will have the right to terminate my position as RM&T CEO, upon payment of a sum equal to three month's salary plus any accrued benefits and bonus. Phillips also agrees that they will maintain Tosco's current office facility and services at 1700 East Putnam Avenue, Old Greenwich, Connecticut for the use of current Tosco employees for a period of at least six months following the merger of the two companies. The non-executive space will be used as a transition area for the six months, after which Phillips may end the transition usage and either occupy, sublet, or vacate that portion of the space by agreement with the landlord.

          The executive area, comprising approximately 4000 square feet located in the southwest portion of the building, will be maintained for the full period of T.D. O'Malley's ("Mr. O'Malley") employment by Phillips. In the event Mr. O'Malley's employment with Phillips is terminated, Mr. O'Malley shall have the option to sublease the space up to the end of the remaining term of the lease with the landlord, on the same terms as Tosco's current sublease. If Mr. O'Malley does not exercise his option within 30 days of receiving written notice from Phillips, the option will expire. There will be no payment due for furniture, fixtures, or equipment, which must be returned in reasonable condition at the end of the lease, reasonable wear and tear excepted. Mr. O'Malley will pay the expenses for leased equipment during the period following his termination of employment to the end of his lease.


                                                Best Regards,

                                                /s/ Thomas D. O'Malley

                                                Thomas D. O'Malley


Agreed: /s/ James Mulva
        ---------------
        James Mulva